UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FairWind Energy Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

30606B100

(CUSIP Number)

Thomas E. Puzzo, Esq.

Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Tel: (206) 522-2256

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 30606B100	Schedule 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Bao Dong Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OFSHARES BENEFICIALLYOWNED BYEACH REPORTINGPERSONWITH	7	SOLE VOTING POWER 625,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 625,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11 EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.47%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.  SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $.001 per share, of FairWind Energy Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 32932 Pacific Coast Highway, #14-254, Dana Point, California 92629.

Item 2.  IDENTITY AND BACKGROUND.

(a) - (c) This Statement is filed by Bao Dong Han. Mr. Han’s address is c/o FairWind Energy, Inc., 32932 Pacific Coast Highway, #14-254, Dana Point, California 92629.  Mr. Han’s present principal occupation or employment is President of Xingcheng Haibao Advanced Materials Industrial Park Co., Ltd. (“Xingcheng Haibao”), a Chinese entity of which Mr. Han is an affiliate and a joint venture partner of the Issuer. The principal place of business of Xingcheng Haibao is 36th Floor, China Merchant Tower 161, Luijiazui Road East, Shanghai 200120, China.

(d) - (e) During the last ten years, Mr. Han has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Han is a Chinese citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 3, 2013, Mr. Han, using his personal funds, purchased 375,000 shares of common stock of the Issuer, at a purchase price of $0.40 per share, for an aggregate purchase price of $150,000.

On August 14, 2014, Mr. Han, using his personal funds, purchased 250,000 shares of common stock of the Issuer, at a purchase price of $0.40 per share, for an aggregate purchase price of $100,000.

Item 4.  PURPOSE OF TRANSACTION.

Mr. Han acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Han, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, Mr. Han may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as Mr. Han may deem advisable.  Mr. Han reserves the right to dispose of any or all of his shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

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Mr. Han intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Mr. Han does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

 Mr. Han may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

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Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, Mr. Han beneficially owned, in the aggregate, 625,000 shares of common stock, representing approximately 10.47% of the Issuer’s outstanding shares of common stock, based on 5,965,406 shares of common stock issued and outstanding as of April 13, 2015, according to the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on April 16, 2015.

(b) Mr. Han directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, Mr. Han has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for Mr. Han, no person is known by Mr. Han to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Han.

(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On October 26, 2013, the Issuer verbally agreed with Mr. Han and Xingcheng Haibao, a joint venture partner of the Issuer, that Xingcheng Haibao may designate 1 director to the board of directors of the Issuer upon completion of the purchase of 950,000 shares of common stock offered to Mr. Han and Xingcheng Haibao.  The Issuer has agreed that Mr. Han’s purchase of 625,000 shares of common stock the subject of this Schedule 13D is applicable to the 950,000 shares of common stock threshold to trigger the right of Xingcheng Haibao to appoint a director.  Xingcheng Haibao has yet to designate a director.

Except for the oral contract disclosed under this Item 6, to the knowledge of Mr. Han, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 16, 2015	By	/s/ Bao Dong Han
Bao Dong Han

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